

07054982



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM (AMENDMENT NO. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☒

Nittetsu Drum Kabushiki Kaisha
(Names of Subject Company)

Nippon Steel Drum Co., Ltd.
(Translation of Subject Companies' Names into English (if applicable))

Japan
(Jurisdiction of Subject Companies' Incorporation or Organization)

Nippon Steel Corporation
(Names of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Nippon Steel Corporation
Attn: Kosei Shindo
Director and General Manager
General Administration Division
6-3, Otemachi 2-chome,
Chiyoda-ku, Tokyo 100-8071
Japan
(phone number: 81-3-3275-5117)

(Names, Addresses (including zip code) and Telephone Numbers (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A
(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1. *Home Jurisdiction Documents*

(a) The following documents are attached as an exhibit to this Form:

Exhibit number	Description
1	English translation of a press release, dated May 18, 2007, of Nippon Steel Corporation ("NSC") and Nippon Steel Drum Co., Ltd. ("NSD") regarding the making of NSD into a wholly-owned subsidiary of NSC.[1]
2	English translation of a statutory public notice, dated May 19, 2007, of NSC and NSD regarding the share exchange between NSC and NSD.[1]
3	English translation of a notice of convocation of the 94th ordinary general meeting of shareholders and reference documents for the general meeting of shareholders, dated June 7, 2007, of NSD.

p.4

(b) Not applicable.

Item 2. *Informational Legends*

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in the English translation of the press release included as Exhibit 1, the English translation of the statutory public notice included as Exhibit 2 and the English translation of the notice of convocation included as Exhibit 3.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III — CONSENT TO SERVICE OF PROCESS

Nippon Steel Corporation has filed with the Commission a written irrevocable consent and power of attorney on Form F-X on May 18, 2007.

[1] Previously furnished to the Commission as part of Form CB on May 18, 2007.

PART IV — SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Nippon Steel Corporation

By: 

Name: Kosei Shindo
Title: Director and General Manager
General Administration Division

Date: June 7, 2007

TOKYO:34635.1

EXHIBIT 3

Securities code: 5908

June 7, 2007

To Our Shareholders

Tadashi Imai
Representative Director and President
Nippon Steel Drum Co., Ltd.
5-7, Kameido 1-chome, Koto-ku, Tokyo
Japan

Notice of Convocation of the 94th Ordinary General Meeting of Shareholders

You are cordially invited to attend the 94th Ordinary General Meeting of Shareholders of Nippon Steel Drum Co., Ltd. The meeting will be held as described herein.

If on the appointed day you are unable to attend the meeting, you may exercise your voting rights by paper ballot. Please review the Reference Documents for the General Meeting of Shareholders attached hereto and return the Voting Rights Exercise Form enclosed herein with your vote by mail to reach us by 5:45 p.m., Friday, June 22, 2007.

1. **Date and Time:** 10 a.m., Monday, June 25, 2007
2. **Place:** The Hall on the third floor at Tobu Hotel Levant Tokyo
   2-2, Kinshi 1-chome, Sumida-ku,
   Tokyo, Japan
   (Please refer to the attached map)
3. **Agenda:**

   Matters to be reported:

   1. [Omitted]
   2. [Omitted]

Proposals to be resolved:

Proposal No. 1. Approval of proposed share exchange agreement between the Company and Nippon Steel Corporation

Proposal No. 2. [Omitted]

Proposal No. 3. [Omitted]

Proposal No. 4. [Omitted]

Proposal No. 5. [Omitted]

When attending the meeting in person, please submit the Voting Rights Exercise Form enclosed herein to the reception.

If any revisions are made to the Reference Documents for the General Meeting of Shareholders, Business Report, Financial Statements and Consolidated Financial Statements, the revisions will be posted on the Company website (http://www.drum.co.jp).

Reference Documents for the General Meeting of Shareholders

Proposal No 1.

Approval of the proposed share exchange agreement between the Company and Nippon Steel Corporation

1. Reasons for the Share Exchange

From the viewpoint of enhancing consolidated management, the Nippon Steel Corporation group (the "NSC group"), to which the Company belongs, has built a foundation for the efficient promotion of its business strategy by making its main subsidiaries into wholly-owned subsidiaries and integrating and restructuring its group companies, so that the profitability and competitiveness of the entire group would be reinforced.

Under such circumstances, the Company, which is an important subsidiary of the NSC group, determined that becoming a wholly-owned subsidiary of Nippon Steel Corporation ("NSC") would be the most desirable in order to achieve its greater expansion and development through the enhancement of the sharing of a business strategy between the two companies, optimum and efficient use of management resources of the NSC group and improvement of the dynamism in group management.

Consequently, we believe that the corporate values of the Company and NSC will be increased and the restructuring will be beneficial for the shareholders of both companies

When the share exchange (the "Share Exchange") takes place, the Company will become a wholly-owned subsidiary of NSC effective on July 31, 2007, and is scheduled to be delisted on July 25, 2007 (the last trading day of the Company will be July 24, 2007). We hope that, even after the Share Exchange, shareholders of the Company will remain as shareholders of NSC to give continued support to the NSC group.

2. Outline of the Share Exchange Agreement

Share Exchange Agreement

Nippon Steel Corporation (address of the head office: 6-3, Otemachi 2-chome, Chiyoda-ku, Tokyo, hereinafter referred to as "NSC") and Nippon Steel Drum Co., Ltd. (address of the head office: 5-7, Kameido 1-chome, Koto-ku, Tokyo, hereinafter referred to as "NSD") hereby enter into a share exchange agreement (hereinafter referred to as the "Agreement").

Article 1. (Share Exchange)

NSC and NSD shall execute a share exchange by the method set forth in the Company Law (hereinafter referred to as the "Share Exchange"), in order for NSC to become a wholly-owning parent company of NSD and NSD to become a wholly-owned subsidiary of NSC.

Article 2. (Effective Date)

The effective date of the Share Exchange (hereinafter referred to as the "Share Exchange Effective Date") shall be July 31, 2007; provided, however, that such date may be changed upon consultation and agreement between NSC and NSD where necessary in light of the progress on share exchange procedures or for any other reasons.

Article 3. (Shares to be Delivered and Allotted upon the Share Exchange)

NSC, at the time of the Shares Exchange, shall deliver and allot 5,725,729 shares (common stock) of the treasury stock to shareholders (including beneficial shareholders, and the same shall apply hereinafter) registered or recorded in the latest register of shareholders of NSD (including the register of beneficial shareholders, and the same shall apply hereinafter) as of the day immediately preceding the Share Exchange Effective Date, at the ratio of 1.1 shares of NSC stock per one share of NSD stock held by its shareholders.

Article 4. (Matters concerning the Amount of Capital and Reserve)

The increases in the amounts of capital, capital reserve and earned reserve of NSC resulting from the Shares Exchange shall be as follows:

(1) Amount of capital to be increased: None

(2) Amount of capital reserve to be increased: None

(3) Amount of earned reserve to be increased: None

Article 5. (General Meeting of Shareholders to Approve the Share Exchange)

1. At its ordinary general meeting of shareholders to be held on June 25, 2007 (hereinafter referred to as the "Shareholders' Meeting"), NSD will seek resolutions concerning an approval of the Agreement and proposals necessary for the Share Exchange; provided,

however, that the date of the Shareholders' Meeting may be changed upon consultation and agreement between NSC and NSD where necessary in light of the progress on share exchange procedures.

2. In accordance with the provision set forth in Article 796, Paragraph 3 of the Company Law, NSC will execute the Share Exchange without obtaining shareholder approval of the Agreement at its general meeting of shareholders, notwithstanding the provision set forth in Article 795, Paragraph 1 of the Company Law.

Article 6. (Maximum Amount of Dividend on Surplus)

1. NSC may pay to its shareholders and registered pledgees registered or recorded in its latest register of shareholders as of March 31, 2007 a dividend of surplus of 6 yen per share up to the maximum amount of 38,450 million yen in total.
2. NSD may pay to its shareholders and registered pledgees registered or recorded in its latest register of shareholders as of March 31, 2007 a dividend of surplus of 7 yen per share up to the maximum amount of 81 million yen in total.
3. On and after the date of this Agreement, neither NSC nor NSD may pay any dividend of surplus whose record date for the payment falls on a date prior to the Share Exchange Effective Date, except as provided in the preceding Paragraphs 1 and 2.

Article 7. (Management of Company Assets)

NSC and NSD shall, during the period from the execution of this Agreement to the Share Exchange Effective Date, perform their respective duties and manage and operate their assets with the reasonable care and shall not engage in acts which may have a material impact on their assets or on any other rights or obligations without prior discussions and agreement between NSC and NSD.

Article 8. (Changes in the Terms and Conditions of the Share Exchange and Termination of the Agreement)

In the event that any of the following events occurs during the period from the date of the execution of this Agreement to the date immediately preceding the Shares Exchange Date, the terms and conditions of the Share Exchange may be changed or the Agreement may be terminated upon consultations and agreement between NSC and NSD:

(1) In the event that due to force majeure or any other reasons, an incident which may have a material impact on the assets, liabilities or management of NSC or NSD occurs; or

(2) In the event that any of the information disclosed in relation to the Share Exchange by NSC or NSD to its counterparty is found to contain material errors or material information is found not to be disclosed adequately.

Article 9. (Effect of the Agreement)

In the event that any of the following events occurs in relation to the Share Exchange, the Agreement shall become null and void:

(1) In the event that NSC fails to execute the Share Exchange due to the reason that it is notified

of an objection made by shareholders as set forth in Article 796, Paragraph 4 of the Company Law and an approval is not obtained by resolution at a shareholders' meeting, as set forth in the said provision (including when NSC determines not to submit a proposal concerning the Share Exchange at a shareholders' meeting); or

(2) In the event that NSD fails to obtain an approval at the Shareholders' Meeting.

Article 10. (Matters not Specified in the Agreement)

Any matter necessary for the Share Exchange other than as specified in the Agreement shall be determined through discussion between NSC and NSD in good faith, in accordance with the purpose hereof.

IN WITNESS WHEREOF, NSC and NSD have made this Agreement in duplicate, have affixed their seals to their names shown below and shall retain one original each hereof.

May 18, 2007

(NSC)
Akio Mimura (Seal)
Representative Director and President
Nippon Steel Corporation
6-3, Otemachi 2-chome, Chiyoda-ku, Tokyo

(NSD)
Tadashi Imai (Seal)
Representative Director and President
Nippon Steel Drum Co., Ltd.
5-7, Kameido 1-chome, Koto-ku, Tokyo

3. Outline of the contents of the matters previously disclosed

I. Matters concerning suitability of exchange consideration

1. Matters concerning suitability of the total number of exchange consideration

(A) Total number of shares of NSC common stock to be delivered through the Share Exchange

NSC will deliver 5,725,729 shares of its treasury stock (common stock) in the Share Exchange.

(B) Allotment ratio of common stock of NSC

NSC will deliver 1.1 shares of its common stock per share of common stock of the Company. However, NSC will not deliver any shares in the Share Exchange for the 6,364,792 shares of the Company held by NSC.

(C) Basis of Calculation for the Share Exchange Ratio

Calculation Basis and Background

In order to ensure the fairness and appropriateness of the Share Exchange ratio, NSC and the Company separately selected a third party institution to obtain a professional opinion for the calculation of the Share Exchange ratio, with NSC selecting PwC Advisory Co., Ltd. (hereinafter "PwC Advisory") and the Company selecting Deloitte Tohmatsu FAS (hereinafter "Deloitte Tohmatsu FAS").

Conducting its calculation by using the average market price method and discounted cash flow analysis (hereinafter the "DCF Method"), PwC Advisory assessed the number of NSC shares of common stock to be allotted per share of common stock of the Company from 0.85 shares to 1.02 shares under the average market price method (average price of multiple periods including the most recent 1 month, 3months and 6 months) and from 1.04 shares to 1.39 shares under the DCF Method, and presented the results to NSC. PwC Advisory also applied the comparable peer company method but the results were presented to NSC for the purpose of reference only.

In conducting the calculation of the Share Exchange ratio, PwC Advisory has in principle used the information provided by NSC and the Company as well as the publicly available information without making any change in it, by assuming all such information is accurate and complete. In addition, PwC Advisory has not made any independent valuation, appraisal or assessment of each of the assets or liabilities (including contingent liabilities) of either parties or their affiliates (including analysis and assessment of each individual asset and liability), nor has made any request to a third party for such appraisal or assessment. Moreover, PwC Advisory assumes that, with respect to the financial forecast information provided by NSC and the Company, it has been reasonably prepared by and reflects the best currently available estimates and judgment of the management of each party.

Conducting its calculation by using the average market price method, the DCF Method and the comparable peer company method, Deloitte Tohmatsu FAS assessed the number of NSC shares of common stock to be allotted per share of common stock the Company from 0.87 share to 1.02 shares under the average market price method (average price of multiple periods including the most recent 1 month, 3months and 6 months), from 1.34 shares to 1.36 shares under the DCF Method and from 1.27 shares to 1.55 shares under the comparable peer company method, and presented the results to the Company.

In conducting the calculation of the Share Exchange ratio, Deloitte Tohmatsu FAS has in principle used the information provided by NSC and the Company as well as the publicly available information without making any change in it, by assuming all such information is accurate and complete. In addition, Deloitte Tohmatsu FAS has not made any independent valuation, appraisal or assessment of each of the assets or liabilities (including contingent liabilities) of either parties or their affiliates (including analysis and assessment of each individual asset and liability), nor has made any request to a third party for such appraisal or assessment. Moreover, Deloitte Tohmatsu FAS assumes that, with respect to the financial forecast information provided by NSC and the Company, it has been reasonably prepared by and reflects the best currently available estimates and judgment of the management of each party.

Based on the respective calculation result furnished by each institution, each of NSC and the Company has made careful considerations with a series of discussions and negotiations between them. Consequently, each of NSC and the Company has determined through its board of directors' meeting held on May 18, 2007 that the Share Exchange ratio in the Share Exchange is also appropriate to the shareholders both of NSC and the Company. The Share Exchange ratio was thus agreed between NSC and the Company and, on the same day, they entered into the Share Exchange Agreement.

The Share Exchange ratio is subject to change by the mutual agreement of NSC and NSD in the event of a substantial change in the conditions on which the calculation is based.

2. Reasons for selecting NSC shares of common stock as consideration for the Share Exchange

The Company has selected NSC shares of common stock as consideration for the Share Exchange taking into account all factors including (i) shareholders of the Company to whom NSC shares of common shares are delivered through the Share Exchange benefiting from the enhanced consolidated NSC group corporate values; (ii) avoidance of taxation on capital gain which will be imposed on the shareholders of the Company in case the consideration of the Share Exchange is cash (i.e., taxes to be deferred); (iii) high liquidity and marketability of NSC shares of common stock; and (iv) the capital policy adopted by NSC.

3. Matters to which due consideration has been paid to ensure that interests of shareholders of the Company may not be impaired

Since the Company is a subsidiary of NSC, the Company independently retained Deloitte Tohmatsu FAS to obtain a professional opinion for the calculation of the Share Exchange ratio as mentioned in 1. (C) above, and taking into consideration the result, the Company has continued careful discussions and negotiations with NSC.

In addition, one director of the Company who is also an employee of NSC did not join any board of directors' meeting of the Company to adopt resolutions related to the Share Exchange.

4. Capital and Capital Reserve of NSC

In order to ensure the dynamic and flexible capital policy, NSC will incorporate all gains from disposal of treasury stock to be used in relation to the Share Exchange into other capital surplus and will not increase its capital and capital reserve.

II. Matters to be referred to for the Share Exchange

1. Articles of Incorporation of NSC

ARTICLES OF INCORPORATION OF NIPPON STEEL CORPORATION

CHAPTER I
GENERAL PROVISIONS

Article 1.

The name of the Company shall be Shin Nippon Seitetsu Kabushiki Kaisha. It shall be written in English NIPPON STEEL CORPORATION.

Article 2.

The objects of the Company shall be to carry on the following businesses:

(1) manufacture and sale of iron and steel;

(2) manufacture and sale of industrial machinery and facilities, steel structures, water supply related facilities, etc.;

(3) contract work on civil engineering and construction, and design and supervision of construction of buildings;

(4) business related to urban development, and transaction and leasing of residential land and buildings;

(5) manufacture and sale of chemical products, electronic components, etc.;

(6) manufacture and sale of nonferrous metal, ceramics, carbon fibers, etc.;

(7) engineering and consultation related to the use and development of computer systems;

(8) freight transportation and warehousing;

(9) supply of electric power, gas, heat and other energy;

(10) disposal and recycling of waste;

(11) management of cultural, welfare, sport and other facilities; and

(12) any and all other businesses incidental to the foregoing subparagraphs.

Article 3.

The Company shall have its principal office in Chiyoda-ku, Tokyo.

Article 4.

Public notices of the Company shall be given on the website. However, in cases where accidents or other unavoidable circumstances prevent the use of the website, they shall be given by inserting them in the Nihon Keizai Shimbun published in Tokyo.

CHAPTER II
SHARES

Article 5.

1. The total number of shares which the Company has authority to issue shall be 9,917,077,000.

2. The Company shall issue share certificates representing its shares; provided, however, that the Company shall not issue any share certificates for shares constituting less than one (1) unit of shares (*tangen*) except as provided for in the Regulations Relating to Shares of the Company.

Article 6.

1. One thousand (1,000) shares of the Company shall constitute one (1) unit. A holder (including a beneficial holder; hereinafter the same) of one unit of shares shall have one vote at a general meeting of shareholders.

2. A holder of less than one unit of shares of the Company may not exercise any rights other than those listed below with respect to such shares:

(1) the rights listed in Article 189, Paragraph 2 of the Company Law;

(2) the right to be allotted shares and/or stock acquisition right which is offered by the Company to each shareholder in proportion to the number of shares held by such shareholder; and

(3) the right set forth in the immediately subsequent paragraph.

3. A holder of less than one unit of shares of the Company may require the Company to sell such number of shares that, combined with the less than one unit of shares held by such shareholder, constitute one unit of shares of the Company.

Article 7.

1. The Company shall appoint a registration agent with respect to its shares.

2. The registration agent and its place of business shall be designated by resolution of the Board of Directors and shall be notified publicly.

3. The Company shall have its registration agent prepare, maintain, and administer the affairs related to, and the Company shall not for itself prepare, maintain, and administer the affairs related to, the Register of Shareholders (including the Register of Beneficial Shareholders; hereinafter the same), the Register of Stock Acquisition Rights and the Register of Lost Share Certificates of the Company.

Article 8.

Any matters relating to shares of the Company not provided for in the Articles of Incorporation shall be governed by the Regulations Relating to Shares prescribed by the Board of Directors.

CHAPTER III
GENERAL MEETING OF SHAREHOLDERS

Article 9.

The ordinary general meeting of shareholders of the Company shall be convened in June each year, and an extraordinary general meeting of shareholders shall be convened as the need arises.

Article 10.

Shareholders entitled to exercise the right at the ordinary general meeting of shareholders referred to in the preceding Article shall be those who are electronically recorded as having the voting rights in the latest Register of Shareholders of March 31 each year.

Article 11.

The general meeting of shareholders shall be convened and presided over by the President of the Company; provided, however, that in the case where the President of the Company is unable to act as such, one of the other Directors shall act in his or her place in accordance with a resolution by the Board of Directors.

Article 12.

1. Resolution of the general meeting of shareholders shall be adopted by a majority vote of the shareholders present, unless otherwise provided for in the laws and regulations or the Articles of Incorporation.
2. Resolution provided for in Article 309, Paragraph 2 of the Company Law shall require the presence of the shareholders holding in the aggregate one third or more of the votes of the shareholders who are entitled to exercise their voting rights and the affirmative vote of two thirds or more of the votes of the shareholders present.

Article 13.

1. Shareholders may exercise their rights to vote by appointing as proxy another shareholder of the Company who is entitled to exercise his or her voting rights.
2. Any shareholder holding two or more voting rights who does not intend to exercise his or her voting rights in a uniform manner shall notify the Company in writing of such intention and the reason therefor at least three (3) days prior to the general meeting of shareholders.

Article 14.

The Company may, in convening a general meeting of shareholders, provide its shareholders with information required to be included or indicated in the reference materials for the general meeting of shareholders, the business report, the financial statements and consolidated financial statements by making such information available to shareholders electronically on the Internet in accordance with laws and regulations.

CHAPTER IV
DIRECTORS AND BOARD OF DIRECTORS

Article 15.

The Company shall have not more than fifteen (15) Directors and a Board of Directors.

Article 16.

1. Resolution of a general meeting of shareholders electing Directors shall require the presence of the shareholders holding in the aggregate one third or more of the votes of the shareholders who are entitled to exercise their voting rights and the affirmative vote of a majority of the votes of the shareholders present.
2. Cumulative voting shall not be adopted for the election of Directors.

Article 17.

The term of office of a Director shall expire upon the conclusion of the next ordinary general meeting of shareholders convened following the assumption of office of such Director.

Article 18.

Any compensation, bonuses or any other financial benefits (collectively, the "Compensation") payable to Directors by the Company in consideration for their performance of duties shall be determined by resolution of a general meeting of shareholders.

Article 19.

1. The Board of Directors may, by resolution, appoint one (1) Chairman and one (1) President from among the Directors.
2. The Board of Directors may, by resolution, appoint Executive Vice Presidents and Managing Directors from among the Directors.

Article 20.

In convening a meeting of the Board of Directors, the notice to that effect shall be sent to each Director and each Corporate Auditor at least three (3) days in advance of the date of such meeting.

Article 21.

The meeting of the Board of Directors shall be convened and presided over by the President of the Company; provided, however, that in the case where the President of the Company is unable to act as such, one of the other Directors shall act in his or her place in accordance with a resolution of the Board of Directors.

Article 22.

In the event that a Director makes a proposal for an agenda item to be resolved at the Board of Directors and all Directors who are entitled to vote with respect to such item give consent in writing or electronically to such proposal, the Board of Directors shall be deemed to have approved by resolution such proposal, unless one or more Corporate Auditors oppose such proposal.

Article 23.

The Company may, by resolution of the Board of Directors, limit the liabilities of the Directors to the extent as provided in laws and regulations.

Article 24.

The Company may, where necessary, appoint Senior Advisors.

Article 25.

Any matters relating to the Board of Directors not provided for in the Articles of Incorporation shall be governed by the Regulations of the Board of Directors prescribed by the Board of Directors.

CHAPTER V

CORPORATE AUDITORS AND BOARD OF CORPORATE AUDITORS

Article 26.

The Company shall have not more than seven (7) Corporate Auditors and a Board of Corporate Auditors.

Article 27.

Resolution of a general meeting of shareholders electing Corporate Auditors shall require the presence of the shareholders holding in the aggregate one third or more of the votes of the shareholders who are entitled to exercise their voting rights and the affirmative vote of a majority of the votes of the shareholders present.

Article 28.

The term of office of a Corporate Auditor shall expire upon the conclusion of the ordinary general meeting of shareholders pertaining to the last business year which ends within four (4) years following the assumption of office of such Corporate Auditor.

Article 29.

Any Compensation payable to Corporate Auditors by the Company shall be determined by resolution of a general meeting of shareholders.

Article 30.

The Board of Corporate Auditors may, by resolution, elect Senior Corporate Auditors from among the Corporate Auditors.

Article 31.

In convening a meeting of the Board of Corporate Auditors, the notice to that effect shall be sent to each Corporate Auditor at least three (3) days in advance of the date of such meeting.

Article 32.

1. The Company may, by resolution of the Board of Directors, limit the liabilities of the Corporate Auditors to the extent as provided in laws and regulations.
2. The Company may, in accordance with laws and regulations, enter into an agreement with its outside Corporate Auditor which limits the liability of such outside Corporate Auditor to the greater of an amount determined in advance by the Company which shall not be less than twenty million yen (¥20,000,000) and the sum of the amounts set forth in Article 425, Paragraph 1 of the Company Law.

Article 33.

Any matters relating to the Board of Corporate Auditors not provided for in the Articles of Incorporation shall be governed by the Regulations of the Board of Corporate Auditors prescribed by the Board of Corporate Auditors.

CHAPTER VI
ACCOUNTING AUDITOR

Article 34.

The Company shall have an accounting auditor.

CHAPTER VII
ACCOUNTING AND OTHER MATTERS

Article 35.

The business year of the Company shall be from April 1 each year to March 31 of the following year.

Article 36.

The Company may, by resolution of the Board of Directors, decide such matters as listed in Article 459, Paragraph 1 of the Company Law, including but not limited to, distribution of its surplus and acquisitions of its own shares.

Article 37.

The Company may distribute its surplus to the shareholders or registered pledgees registered or recorded in the latest Register of Shareholders as of March 31, September 30 and such other date as determined by the Board of Directors.

Article 38.

The Company shall be relieved of its liability to pay the money to be distributed upon expiration of three (3) years after the tender of such payment.

2. Matters concerning methods to convert NSC shares of common stock

(A) Securities markets on which NSC shares of common stock are traded:

NSC shares of common stock are listed on the first section of the Tokyo Stock Exchange, on the first section of the Osaka Securities Exchange, on the first section of the Nagoya Stock Exchange, on the Sapporo Securities Exchange and the Fukuoka Stock Exchange.

(B) Persons to act as mediators, intermediaries or agents for the trading of NSC shares of common stock:

It shall be securities firms and other entities who are trade participants or members of each stock exchange mentioned in (A).

3. Matters concerning market price of NSC shares of common stock

The highest and lowest monthly price of NSC shares of common stock for the last six months is as follows:

Month	November 2006	December 2006	January 2007	February 2007	March 2007	April 2007
Highest Price (yen)	520	691	720	858	900	833
Lowest Price (yen)	475	515	618	705	776	743

(Note) The share price quoted on the first section of the Tokyo Stock Exchange is used.

III. Matters concerning financial statements

1. Financial statements related to the last fiscal year of NSC

Please refer to the attached 82nd report of NSC for financial statements related to the last fiscal year of NSC.

Further, there is not any subsequent event of NSC applicable.

2. Subsequent events of the Company

N/A

Nippon Steel Corporation
Extract from 82nd Term Report
April 1, 2006 to March 31, 2007

Nippon Steel Corporation
6-3, Otemachi 2-chome, Chiyoda-ku, Tokyo 100-8071
Tel.: +81-3- 3242-4111

Report of Operations
82nd Term: From April 1, 2006 to March 31, 2007

1. Current Situations of the Nippon Steel Group

(1) General Review
(Progress and results of business operations and tasks ahead)

The Japanese Economy and the Steel Industry

The Japanese economy continued to recover in fiscal 2006, ended March 2007, supported by generally favorable global economic conditions and growing private-sector demand as improved corporate earnings promoted higher capital investment.

In the steel market, supplies of medium-high grade steels for the automotive, shipbuilding, and other manufacturing industries remained tight domestically and abroad. The market for commodity steels stabilized as rising demand in global steel markets absorbed production increases in China.

Japan's crude steel production in 2006 rose by 5.03 million metric tons, to 117.75 million metric tons, the second-highest total on record after 1973. This was the fourth straight year output has exceeded 110 million metric tons.

In the global steel industry, the wave of consolidation triggered by Mittal Steel's acquisition of Arcelor continued to gain momentum.

Group Management Initiatives

Underscoring Nippon Steel's drive for profit growth, the Company is pursuing a new three-year consolidated business plan through to the end of fiscal 2008. Under this initiative, Nippon Steel will reinforce technological and manufacturing strengths through the continued enhancement of its superior technological edge with the aim of being the global No.1 supplier focusing on medium-high grade steels. Nippon Steel also realigned and reinforced its group management structure to boost the competitiveness and synergies of its six consolidated business divisions —steelmaking and steel fabrication, engineering and construction, urban development, chemicals, new materials, and system solutions.

Against this backdrop in the global steel industry, the Company exceeded the earnings targets of its medium-term management plan, and at the same time management took steps to pursue growth and stability while enhancing Nippon Steel's financial position to bolster corporate value.

●Steelmaking and Steel Fabrication

In fiscal 2006, Nippon Steel responded to the steel market's polarization between medium-high grade and commodity-grade steel. In medium-high grade steel products, the Company launched production at hot-dip galvanizing lines at the Kimitsu, Nagoya, and Hirohata Works while drawing on capacity from Group companies and strategic partners in Japan and abroad. These efforts enabled Nippon Steel to meet robust demand from the automotive, shipbuilding, and energy sectors in terms of the quality and volume. Investment highlights in production operations included the launch of the No. 6 continuous casting line at the Kimitsu Works, the completion of relining at the No. 1 blast furnace and steady progress on the installation of a basic oxygen furnace at the Nagoya Works. Construction of the No. 5 coke oven at the Oita Works is also smoothly underway. The company also gave the go-ahead for an upgrade to No. 1 blast furnace at the Oita Works, scheduled to go online in 2009.

In product development, management stepped up efforts aimed at more closely coordinate manufacturing, sales, technologies, and research operations to better serve customer needs. R&D achievements during the term included the co-development of high-strength container ship plates working together with a customer. Nippon Steel also kicked-off investment in the launch of large-scale production of high-strength steel pipes for natural gas pipelines, a product first developed and commercialized by the Company.

In commodity steel products, the Company operated productions lines to closely reflect with market inventory fluctuations and demand trends.

To maintain high productivity, Nippon Steel launched a series of companywide initiatives including drives to maintain and improve the quality of equipment, upgrade recruitment and staff training programs, ensure employee morale remains high and promote a corporate culture that encourages the preservation and development of sophisticated skills.

Strategic alliances with domestic and overseas steelmakers remained a top priority. Nippon Steel signed a wide-ranging agreement with POSCO of Korea in which both sides supply each other with steel slabs during scheduled blast furnace repairs, deepening this key strategic alliance. The Company increased its stake in Usinas Siderúrgicas de Minas Gerais S.A. of Brazil and made it an affiliate under the equity method. Sanyo Special Steel Co., Ltd., became an affiliate under the equity method. In addition, Nippon Steel subsidiaries were merged with ones of Sumitomo Metal Industries, Ltd. group.

Nippon Steel continued to pursue a strategy of selection and concentration to more effectively deploy Group resources. In line with this strategy the Company made Thailand-based Siam United Steel Co., Ltd., a consolidated subsidiary during the term. Underscoring the success of this strategy, Baosteel-NSC/Arcelor Automobile Steel Sheets Co., Ltd., turned profitable in its second year of operations, a full year ahead of schedule.

Nippon Steel also signed a new strategic alliance agreement with Companhia Vale do Rio Doce, a Brazilian raw materials supplier, while stepping up efforts to strengthen and expand ties with steel users.

The Company continued to reduce energy consumption at manufacturing sites as part of its commitment to take voluntary measures to reduce carbon dioxide emissions. It also created and acquired emission rights under the Clean Development Mechanism. At the same time, the Company invested more in equipment aimed at preserving environments where it operates.

●Engineering and Construction

The Company's engineering business was spun-off to form Nippon Steel Engineering Co. Ltd. This business segment won a high level of new orders during the fiscal 2006. Nippon Steel Engineering Co., Ltd., did well domestically in marketing steelmaking plants and large logistics facilities, as well as waste treatment equipment for private finance initiatives. Overseas, this subsidiary continued to win orders in Southeast Asia for natural gas development platforms and undersea pipeline construction.

●Urban Development

Nippon Steel City Produce, Inc., continued to redevelop unused Nippon Steel properties in Japan supporting the revitalization of Japan's regional economies such as the Yawata-Higashida development project in Kitakyushu. This subsidiary also redeveloped sites in urban areas in Japan such as the Shibaura Island area development in Tokyo and created asset value through the redevelopment and sales of condominium complexes.

●Chemicals

Nippon Steel Chemical Co., Ltd., actively grew its core businesses in the chemical, coal chemicals, and electronic materials segments. During fiscal 2006, competition intensified in electronic materials area. In contrast, the chemical product and coal chemicals businesses both performed strongly with solid demand enabling them to more than offset higher raw materials costs. As a consequence, this business segment generated record-high earnings.

●New Materials

The Company's new materials business was spun-off to form Nippon Steel Materials Co. Ltd. During the year, this subsidiary was affected by some short-term inventory adjustments by electronics companies, a core customer base. However, the company was able to increase sales of semiconductor mounting materials, for which demand remained firm. In 2006, Nippon Steel established NS Solar Material to manufacture and sell polycrystalline silicon for solar batteries. That subsidiary's construction of a new plant proceeded smoothly during the term and is scheduled to commence operation in the second half for 2007.

●**System Solutions**

NS Solutions Corporation continued to perform well in fiscal 2006. Demand was particularly favorable from financial institutions. This consolidated subsidiary continued to expand its data center business.

During the term, Nippon Steel strengthened Group risk management oversight over the business areas reviewed above by establishing abasic corporate compliance policy. The company also put in place structures to increase the sharing of risk management information between Group companies.

Sales and Earnings

Consolidated net sales for fiscal 2006 rose by ¥395.8 billion, to ¥4,302.1 billion. Operating profit expanded ¥3.7 billion, to ¥580.0 billion. Ordinary profit was up ¥50.2 billion, to ¥597.6 billion. Net income advanced ¥7.2 billion, to ¥351.1 billion, a record high for a third consecutive year.

An overview of the consolidated sales and operating profit of each business sector in fiscal 2006 follows:

(Billions of yen)

	Steelmaking and steel fabrication	Engineering and constructio n	Urban develop-ment	Chemi-cals	New materials	System solutions	Elimination of intersegment transactions	Consoli-dated total
Net sales	3,482.3	367.9	94.3	318.7	65.6	156.5	(183.4)	4,302.1
Operating profit	514.5	13.0	14.3	23.6	3.1	13.9	(2.5)	580.0

On a non-consolidated basis, net sales decreased ¥28.4 billion, to ¥2,562.8 billion reflecting the spin-off of the Company's engineering and materials businesses. Operating profit was down ¥31.6 billion, to ¥402.2 billion. Ordinary profit gained ¥1.0 billion, to ¥389.7 billion. Net income rose by ¥4.8 billion, to ¥248.8 billion.

Cash Flows

In fiscal 2006, the Company harnessed ¥478.4 billion in net cash provided by operating activities and a ¥300 billion issue of preferred securities (refer to "Funding" below) to meet buoyant demand for medium-high grade steels and other products. With a total of ¥778.4 billion as the financial resource, the Company made ¥227.2 billion in capital investments to drive earnings growth by expanding production capability and invested ¥191.6 billion as part of an effort to reinforce ties with domestic and overseas partners, enhance Group management, and promote business alliances with users. Outstanding interest-bearing debt was ¥1,213.0 billion at the close of the term, down ¥10.8 billion from a year earlier, reflecting dividend payments and purchases of treasury stock. Net worth stood at ¥1,892.8 billion, up ¥214.9 billion. As a result, the ratio of interest-bearing debt to shareholders' equity (debt-to-equity ratio) improved 0.09 percentage point to 0.64.

Funding

In November 2006, Nippon Steel raised ¥300 billion of new capital, a move that received positive appraisals from credit rating agencies. We are using the proceeds to maintain and enhance our financial position while investing for earnings growth. (Refer to (2) Capital Procurement)

Treasury Stock Purchases

The board of directors approved treasury stock purchases in line with Article 36 of the Company's Articles of Incorporation. In making stock purchase decisions, the board comprehensively assesses Group capital requirements and the potential impact on the Company's overall financial position. Following a board resolution on July 4, 2006, Nippon Steel spent about ¥100 billion to repurchase 226,513,000 of its own shares between July 5 and 26. On March 1, 2007, the board approved the additional purchase of up to 150 million shares or as much as ¥100 billion from March 2 through September 28. As of April 30, 2007, the Company had bought 55,810,000 shares for ¥ 44.9 billion.

Dividends and Directors' Bonuses

For fiscal 2006, the Company intends to pay a term-end dividend of ¥6 per share. After factoring in the interim dividend of ¥4 per share, aggregate payment for the year will amount to ¥10 per share, up ¥1 per share from a year earlier. This amount translates into payout ratios of 18.4% on a consolidated basis and 26.0% in non-consolidated terms.

The Company decided to propose the payment of bonuses to its directors and corporate auditors, comprehensively taking into account the operating results of the current term and other factors.

Tasks Ahead and Fiscal 2007 Outlook

Nippon Steel expects the global economy to remain generally solid in the year ahead. In Japan, the Company expects robust corporate earnings and solid domestic demand to drive a continued economic recovery. Nonetheless, the impact of high oil prices and the prospect of a slowdown in the U.S. economy are areas of concern that Management will monitor closely.

In the steel segment, the Company forecasts demand for medium-high grade steels will likely remain buoyant in the domestic market and overseas. Nippon Steel will endeavor to tap this demand by fully harnessing its superior technologies, deploying state-of-the-art facilities, and upgrading and expanding production capabilities. In commodity steels, the Company will keep close tabs on the impact of higher Chinese production on global demand and will respond flexibly to changes in supply and demand. Management will continue to pursue companywide initiatives to bolster manufacturing capabilities.

In non-steel business segments, the Company will endeavor to optimize earnings by focusing management resources on areas of where it has a competitive advantage and seek to maximize synergies within the Group.

The table below presents key projections for fiscal 2007.

Consolidated — Billions of yen

	Net sales	Operating profit	Ordinary profit	Net income
Full year	4,760.0	580.0	600.0	350.0
First half	2,290.0	265.0	270.0	160.0

Non-consolidated — Billions of yen

	Net sales	Operating profit	Ordinary profit	Net income
Full year	2,660.0	420.0	400.0	250.0
First half	1,310.0	190.0	180.0	115.0

Consolidation in the global steelmaking industry is likely to continue in fiscal 2007. Within this backdrop, Nippon Steel Group will strive to maintain and enhance its financial position, invest to win demand for medium-high grade steel products, and deepen ties with other steelmakers in Japan and overseas. The Group will also endeavor to exceed the earnings targets of its medium-term consolidated business plan and bolster corporate value to reinforce its position in the global steel industry.

Other key priorities will be to maintain marketplace and community trust by contributing to recycling through zero-emissions initiatives, reducing energy consumption, cutting emissions of carbon dioxide and other greenhouse gases as well as reinforcing corporate compliance.

Nippon Steel wishes to take this opportunity to ask its shareholders for their understanding of the aforementioned circumstances and for their continued support.

(2)Capital Procurement
(omitted)

(3)Plant and Equipment Investments
(omitted)

(4)Transfer of Businesses
(omitted)

(5)Change in Production, Financial Performance, Assets and Dividends
(omitted)

(6)Major Business Operations
(omitted)

(7)Major Plants, Research Laboratories, Domestic Sales Offices and Overseas Offices
(omitted)

(8)Employment Data
(omitted)

(9)Principal Subsidiaries and Affiliates
(omitted)

(10)Major Lenders
(omitted)

(11)Surplus Distribution Policy

1) Dividends

The Company has implemented a policy to distribute profits consistent with the consolidated operating results of each fiscal year and reward shareholders with dividends, taking into account capital investment requirements aimed at raising corporate value, forecasts of future operating results and other relevant factors, and at the same time further strengthening the company's financial structure. Meanwhile, the Company has set the consolidated payout ratio at approximately 20% (non-consolidated payout ratio at approximately 30%) as an indicator for the distribution of profits in conformance with the consolidated operating results. However, because the company's first priority for the time being is to improve the corporate financial structure, a target of approximately 15-20% is in effect for the consolidated payout ratio (non-consolidated payout ratio at approximately 20-30%), which is slightly lower than the above-indicated level. Within the range of the payout ratio mentioned above, the Company will pay both interim-term and term-end dividends accordingly. Meanwhile, final determination by the Company regarding payment of the interim-term dividend will be based on the annual dividend payment policy, first-half operating results, and results forecasts for the year.

As in the past, the term-end dividend payment will be made according to the resolution of the Annual Meeting of Shareholders, and the distribution and appropriation of the profits (excluding the term-end dividend but including the interim-term dividend) will be made according to the resolution of the Board of Directors' Meeting as provided in Article 36 of the Articles of Incorporation and with the aim of securing flexibility in financial operations and other factors.

2) Acquisition of Treasury Stocks

The Company will acquire treasury stocks according to the resolution of the Board of Directors' Meeting, as provided by Article 36 of the Articles of Incorporation and with the aim of securing flexibility in financial operations. At the Board of Directors' Meeting, the acquisition of treasury stocks will be comprehensively determined after examining the needs of flexible financial operations management and after studying the effect of such an acquisition on the Company's financial structure.

(12)Other
(omitted)

2. Overview of Shares
(omitted)

3. Subscription Right for New Shares
(omitted)

4. Members of the Board of Directors
(Mostly omitted)

Executive Officers (after April 1, 2007)

Title and name	Responsibilities
Representative Director and President Akio Mimura	
Representative Directors and Executive Vice Presidents Hideaki Sekizawa	General Administration, Business Process Innovation, Labor Relations in Personnel & Labor Relations, Environmental Management
Shoji Muneoka	Sales Administration & Planning, Global Marketing, Project Development, Each Steel Product Division, Machinery & Materials, Domestic Sales Offices, Cooperating with Executive Vice President Kiichiroh Masuda on Shanghai-Baoshan Cold-rolled & Coated Sheet Products Project
Hiroshi Shima	Safety and Health in Personnel & Labor Relations, Intellectual Property, Technical Administration & Planning, Technical Cooperation, Raw Materials, Cooperating with Executive Vice President Hideaki Sekizawa on Environmental Management
Kiichiroh Masuda	Corporate Planning, Accounting & Finance, Overseas Business Development, Shanghai-Baoshan Cold-rolled & Coated Sheet Products Project, Overseas Offices
Managing Directors Tetsuo Imakubo	Sales Administration & Planning, Global Marketing, Cooperating with Executive Vice President Shoji Muneoka on Each Steel Product Division
Junji Oota	Corporate Planning, Overseas Business Development
Directors Nobuyoshi Fujiwara	Attached to the President
Kazuo Nagahiro	Attached to the President
Senior Corporate Auditor Tetsuo Seki	
Corporate Auditors Shigeru Matsuyama	
Tsutomu Haeno	
Corporate Auditors (Outside Auditors) Hisashi Tanikawa	Professor Emeritus, Seikei University

Yoichi Kaya	Professor Emeritus, The University of Tokyo
Shigemitsu Miki	Representative Director and Chairman, The Bank of Tokyo-Mitsubishi UFJ, Ltd.
Shigeo Kifuji	Attorney, Ushijima & Partners, Attorneys-at-Law

5. Corporate Auditors
(omitted)

6. System to Secure Operational Fairness
(omitted)

7. Basic Policy regarding the Control of the Company
(omitted)

Consolidated Balance Sheets (attached bellow)
Consolidated Statements of Income (attached bellow)
Consolidated Statements of Shareholders' Equity and others (attached bellow)
Notes to Consolidated Financial Statements
(omitted)

(Reference) Consolidated Statements of Cash Flows (attached bellow)
(Reference) Segment Information (attached bellow)

Non-Consolidated Balance Sheets (attached bellow)
Non-Consolidated Statements of Income (attached bellow)
Non-Consolidated Statements of Shareholders' Equity and others (attached bellow)
Notes to Non-Consolidated Financial Statements
(omitted)

Report of Accounting Auditor on Consolidated Financial Statements and Non-Consolidated Financial Statements (omitted)

Report of Board of Corporate Auditors on Business Report and other issues, Consolidated Financial Statements and Non-Consolidated Financial Statements (omitted)

<Shareholder Reference Information> (omitted)

<Nippon Steel Group's Guiding Principles> (omitted)

Financial Statements

Consolidated Financial Statements :

Non-Consolidated Financial Statements :

Consolidated Balance Sheets

NIPPON STEEL

As of March 31, 2007 and 2006

		Millions of yen
ASSETS	**2007**	2006
Current assets :		
Cash and bank deposits	**280,117**	159,923
Notes and accounts receivable-trade	**597,155**	537,014
Marketable securities	**8,714**	252
Inventories	**789,486**	644,859
Deferred tax assets	**69,533**	78,604
Other	**117,227**	98,070
Less: Allowance for doubtful accounts	**(12,045)**	(14,116)
Total current assets	**1,850,188**	1,504,608
Fixed assets :		
Tangible fixed assets :		
Buildings and structures	**456,587**	434,437
Machinery and equipment	**894,202**	827,081
Land	**324,160**	320,269
Construction in progress	**104,138**	72,601
	1,779,089	1,654,390
Intangible fixed assets :		
Patents and utility rights	**17,963**	18,006
Software	**1,793**	955
Excess of cost over the underlying net equity of investments in subsidiaries	**10,829**	-
	30,586	18,961
Investments and others :		
Investments in securities, unconsolidated subsidiaries and affiliates	**1,507,335**	1,196,837
Deferred tax assets	**28,953**	43,714
Other	**154,911**	131,607
Less: Allowance for doubtful accounts	**(6,140)**	(7,353)
	1,685,060	1,364,806
Total fixed assets	**3,494,736**	3,038,158
Total assets	**5,344,924**	4,542,766

LIABILITIES	2007	Millions of yen 2006
Current liabilities :		
Notes and accounts payable - trade	612,952	394,105
Short-term loans and long-term loans due within one year	338,825	398,996
Commercial paper	163,000	150,000
Bonds due within one year	43,050	50
Accrued expenses	238,557	290,556
Reserve for losses on engineering work in progress	5,250	721
Provision for environmental spending	8,466	11,941
Other	398,951	375,000
Total current liabilities	1,809,053	1,621,372
Long-term liabilities :		
Bonds and notes	238,614	281,688
Long-term loans	429,473	392,998
Deferred tax liabilities	275,416	246,578
Accrued pension and severance costs	123,695	122,265
Allowance for retirement benefits directors and corporate auditors	3,744	6,597
Reserve for repairs to blast furnaces	51,211	50,921
Excess of the underlying net equity over cost of investments in subsidiaries	-	526
Other	44,486	37,813
Total long-term liabilities	1,166,642	1,139,388
Total liabilities	2,975,695	2,760,760
Minority interest in consolidated subsidiaries	-	104,117
SHAREHOLDERS' EQUITY		
Common stock	-	419,524
Additional paid-in capital	-	111,671
Retained earnings	-	818,572
Unrealized gains on revaluation of land	-	9,980
Unrealized gains on available-for-sale securities	-	389,209
Foreign currency translation adjustments	-	(10,868)
Less: Treasury stock, at cost	-	(60,200)
Total shareholders' equity	-	1,677,889
Total liabilities and shareholders' equity	-	4,542,766
NET ASSETS		
Shareholders' equity :		
Common stock	419,524	-
Additional paid-in capital	111,693	-
Retained earnings	1,087,908	-
Treasury stock, at cost	(170,563)	-
	1,448,563	-
Adjustments for valuation, foreign currency translation and others :		
Unrealized gains on available-for-sale securities	438,056	-
Deferred hedge income (loss)	300	-
Unrealized gains on revaluation of land	9,922	-
Foreign currency translation adjustments	(3,958)	-
	444,320	-
Minority interest in consolidated subsidiaries	476,344	-
Total net assets	2,369,228	-
Total liabilities and net assets	5,344,924	-

Consolidated Statements of Income

NIPPON STEEL

Years ended March 31, 2007 and 2006

	Millions of yen	
	2007	2006
Operating revenues :		
Net sales	**4,302,145**	3,906,301
Cost of sales	**3,408,197**	3,063,154
Gross margin	**893,947**	843,147
Selling, general and administrative expenses	**313,849**	266,828
Operating profit	**580,097**	576,319
Non-operating profit and loss :		
Non-operating profit :		
Interest and dividend income	**23,427**	14,512
Equity in net income of unconsolidated subsidiaries and affiliates	**43,480**	28,227
Miscellaneous	**22,591**	25,945
	89,498	68,685
Non-operating loss :		
Interest expenses	**15,218**	15,787
Miscellaneous	**56,737**	81,817
	71,955	97,604
Ordinary profit	**597,640**	547,400
Special profit :		
Gain on sales of tangible fixed assets	**17,765**	14,881
Gain on sales of investments in securities and investments in subsidiaries and affiliates	**6,013**	3,325
	23,778	18,207
Income before income taxes and minority interest	**621,419**	565,607
Income taxes - current	**225,566**	223,254
Income taxes - deferred	**23,038**	(17,061)
Minority interest in net income (loss) of consolidated subsidiaries	**21,632**	15,510
Net income	**351,182**	343,903

Consolidated Statements of Shareholders' Equity and Others

NIPPON STEEL

									Millions of yen
	Common stock	Additional paid-in capital	Retained earnings	Treasury stock, at cost	Unrealized gains on available-for-sale securities	Deferred hedge income (loss)	Unrealized gains on revaluation of land	Foreign currency translation adjustments	Minority interest in consolidated subsidiaries
Balance at March 31, 2006	419,524	111,671	818,572	(60,200)	389,209	-	9,980	(10,868)	104,117
Cash dividends for the previous fiscal year			(59,834)						
Cash interim dividends for fiscal 2006			(25,686)						
Net income for fiscal 2006			351,182						
Acquisition of treasury stock				(110,268)					
Disposal of treasury stock		21		67					
Increase due to the change in the number of consolidated companies			3,651	(161)					
Increase due to reversal of unrealized gains on revaluation of land			22						
Other change for fiscal 2006(net)					48,846	300	(57)	6,909	372,227
Total change for this fiscal 2006	-	21	269,335	(110,362)	48,846	300	(57)	6,909	372,227
Balance at March 31, 2007	419,524	111,693	1,087,908	(170,563)	438,056	300	9,922	(3,958)	476,344

Consolidated Statements of Shareholders' Equity

NIPPON STEEL

			Millions of yen
	Common stock	Additional paid-in capital	Retained earnings
Balance at March 31, 2005	419,524	109,848	508,393
Net income for the year ended March 31, 2005			343,903
Increase due to the change in the number of consolidated companies			301
Cash dividends			(33,752)
Directors' and corporate auditors' bonuses			(45)
Decrease due to reversal of unrealized gains on revaluation of land			(227)
Increase due to disposal of treasury stock		1,823	
Balance at March 31, 2006	419,524	111,671	818,572

Consolidated Statements of Cash-Flows

NIPPON STEEL

Years ended March 31, 2007 and 2006

	Millions of yen	
	2007	2006
Cash flows from operating activities :		
Income before income taxes and minority interest	621,419	565,607
Adjustments to reconcile net income to net cash provided by operating activities :		
Depreciation and amortization	192,454	183,365
Interest and dividend income (accrual basis)	(23,427)	(14,512)
Interest expense (accrual basis)	15,218	15,787
Exchange losses (gains) on foreign currency transactions	(1,206)	(4,504)
Amortization of excess of cost over the underlying net equity of investments in subsidiaries and affiliates	(1,069)	913
Equity in net (income) loss of unconsolidated subsidiaries and affiliates	(43,480)	(28,227)
Loss (gain) on sales of investments in securities	(6,013)	(3,335)
Loss on disposal of tangible and intangible fixed assets	9,662	9,866
Gain on sales of tangible and intangible fixed assets	(17,765)	(13,998)
Changes in allowance for doubtful accounts	(3,323)	5,302
Changes in notes and accounts receivable-trade	(42,094)	(131,251)
Changes in inventories	(134,603)	(79,617)
Changes in notes and accounts payable-trade	122,062	15,650
Other	23,669	82,505
Interest and dividend income (cash basis)	27,476	17,804
Interest expense (cash basis)	(15,368)	(16,596)
Income taxes (cash basis)	(245,151)	(211,760)
Net cash provided by operating activities	478,460	392,996
Cash flows from investing activities :		
Acquisition of investments in securities	(191,677)	(47,106)
Proceeds from sales of investments in securities	12,147	9,709
Acquisition of tangible and intangible fixed assets	(227,288)	(201,462)
Proceeds from sales of tangible and intangible fixed assets	31,650	12,875
Other	499	(909)
Net cash used in investing activities	(374,669)	(226,894)
Cash flows from financing activities :		
Net increase (decrease) in short-term loans	(21,124)	10,241
Net increase (decrease) in commercial paper	13,000	80,000
Proceeds from long-term loans	124,159	60,612
Proceeds from issuance of preferred securities	300,000	-
Payments of long-term loans	(192,565)	(190,088)
Redemption of bonds and notes	(74)	(10,000)
Payments for purchase of treasury stock	(109,706)	(50,166)
Cash dividends	(85,521)	(33,752)
Other	(8,780)	(2,956)
Net cash used in financing activities	19,387	(136,110)
Effect of exchange rate changes on cash and cash equivalents	3,007	3,845
Net increase (decrease) in cash and cash equivalents	126,186	33,837
Cash and cash equivalents at beginning of the year	156,713	124,511
Increase (decrease) from the change in the number of companies consolidated	(134)	(1,634)
Cash and cash equivalents at the end of period (year)	282,766	156,713

Consolidated Segment Information

NIPPON STEEL

Years ended March 31, 2007 and 2006

		Millions of yen
	2007	2006
Sales		
Steelmaking and steel fabrication		
Customers	**3,449,304**	3,111,638
Intersegment	**33,073**	32,231
Total Sales	**3,482,377**	3,143,870
Engineering and construction		
Customers	**310,367**	297,791
Intersegment	**57,600**	38,387
Total Sales	**367,968**	336,179
Urban development		
Customers	**88,696**	98,149
Intersegment	**5,651**	5,895
Total Sales	**94,347**	104,045
Chemicals		
Customers	**257,678**	223,005
Intersegment	**61,076**	75,494
Total Sales	**318,755**	298,499
New materials		
Customers	**64,578**	53,666
Intersegment	**1,022**	1,281
Total Sales	**65,601**	54,948
System solutions		
Customers	**131,519**	122,049
Intersegment	**24,986**	26,290
Total Sales	**156,505**	148,339
Elimination of intersegment transactions	**(183,410)**	(179,580)
Consolidated total	**4,302,145**	3,906,301
Operating profit (loss)		
Steelmaking and steel fabrication	**514,562**	517,687
Engineering and construction	**13,031**	9,517
Urban development	**14,301**	13,039
Chemicals	**23,645**	19,381
New materials	**3,129**	2,990
System solutions	**13,992**	11,806
Elimination of intersegment transactions	**(2,564)**	1,896
Consolidated total	**580,097**	576,319

Non-Consolidated Balance Sheets

Nippon Steel Corporation

As of March 31, 2007 and 2006

ASSETS	2007	2006
	Millions of yen	
Current assets :		
Cash and bank deposits	**174,513**	90,655
Notes and accounts receivable-trade	**175,693**	295,340
Inventories	**430,809**	404,922
Deferred tax assets	**36,300**	50,500
Other	**95,903**	114,551
Less: Allowance for doubtful accounts	**(13,488)**	(16,626)
Total current assets	**899,732**	939,344
Fixed assets :		
Tangible fixed assets :		
Buildings and structures	**282,407**	267,968
Machinery and equipment	**638,683**	616,596
Land	**191,636**	195,486
Construction in progress	**74,416**	64,839
	1,187,143	1,144,891
Intangible fixed assets :		
Patents and utility rights	**653**	998
Software	**249**	304
	903	1,303
Investments and others :		
Investments in securities	**1,519,126**	1,264,763
Other	**109,420**	100,377
Less: Allowance for doubtful accounts	**(2,415)**	(4,121)
	1,626,131	1,361,019
Total fixed assets	**2,814,177**	2,507,214
Total assets	**3,713,909**	3,446,558

LIABILITIES	2007	2006
		Millions of yen
Current liabilities :		
Notes and accounts payable - trade	217,316	198,870
Short-term loans and long-term loans due within one year	202,299	263,264
Commercial paper	163,000	150,000
Bonds due within one year	40,000	-
Accrued expenses	210,852	286,404
Reserve for losses on engineering work in progress	-	286
Provision for environmental spending	8,190	11,638
Other	191,335	232,781
Total current liabilities	1,032,994	1,143,245
Long-term liabilities :		
Bonds and notes	225,000	265,000
Convertible bonds	300,000	-
Long-term loans	304,669	281,851
Deferred tax liabilities	255,300	237,300
Accrued pension and severance costs	53,865	65,197
Allowance for retirement benefits directors and corporate auditors	-	2,780
Reserve for repairs to blast furnaces	48,916	49,011
Other	18,265	10,185
Total long-term liabilities	1,206,017	911,326
Total liabilities	2,239,011	2,054,572
SHAREHOLDERS' EQUITY		
Common stock	-	419,524
Capital surplus	-	111,556
Retained earnings :		
Special tax-purpose reserve	-	86,953
Voluntary reserves	-	160,000
Unappropriated retained earnings	-	308,288
	-	555,241
Unrealized gains on available-for-sale securities	-	364,252
Less: Treasury stock, at cost	-	(58,589)
Total shareholders' equity	-	1,391,985
Total liabilities and shareholders' equity	-	3,446,558
NET ASSETS		
Shareholders'equity :		
Common stock	419,524	-
Capital surplus	111,564	-
Retained earnings :		
Special tax purpose reserve	81,591	-
Accumlated earnings carried forward	636,973	-
	718,564	-
Treasury stock, at cost	(168,261)	-
	1,081,393	-
Unrealized gains on available-for-sale securities	393,813	-
Deferred hedge income (loss)	(309)	-
	393,504	-
Total net assets	1,474,897	-
Total liabilities and net assets	3,713,909	-

Non-Consolidated Statements of Income

Nippon Steel Corporation

Years ended March 31, 2007 and 2006

	Millions of yen	
	2007	**2006**
Operating revenues :		
Net sales	**2,562,899**	2,591,388
Cost of sales	**1,994,216**	1,971,069
Gross margin	**568,682**	620,319
Selling, general and administrative expenses	**166,405**	186,386
Operating profit	**402,277**	433,933
Non-operating profit and loss :		
Non-operating profit :		
Interest and dividend income	**28,831**	17,722
Miscellaneous	**11,914**	16,756
	40,745	34,479
Non-operating loss :		
Interest expenses	**13,207**	11,497
Miscellaneous	**40,038**	68,174
	53,246	79,671
Ordinary profit	**389,776**	388,740
Special profit and loss :		
Special profit :		
Gain on sales of tangible fixed assets	**11,254**	10,295
Gain on sales of investments in securities and investments in subsidiaries and affiliates	**8,013**	2,997
	19,267	13,293
Income before income taxes	**409,044**	402,034
Income taxes - current	**145,900**	166,600
Income taxes - deferred	**14,300**	(8,600)
Net income	**248,844**	244,034

Non-Consolidated Statements of Shareholders' Equity and Others

NIPPON STEEL

Millions of yen

	Common stock	Capital surplus	Special tax purpose resercve	Voluntary reserves	Accumlated earnings carried forward	Treasury stock, at cost	Unrealized gains on available-for-sale securities	Deferred hedge income (loss)
Balance at March 31, 2006	**419,524**	**111,556**	**86,953**	**160,000**	**308,288**	**(58,589)**	**364,252**	**-**
Withdraw voluntary reserve			15,886		(15,886)			
Reserve of voluntary reserve			(21,249)	(160,000)	181,249			
Cash dividends for the previous fiscal year					(59,834)			
Cash interim dividends for fiscal 2006					(25,686)			
Net income for fiscal 2006					248,844			
Acquisition of treasury stock						(109,706)		
Disposal of treasury stock		8				34		
Other change for fiscal 2006(net)							29,560	(309)
Total change for fiscal 2006	-	8	(5,363)	(160,000)	328,684	(109,671)	29,560	(309)
Balance at March 31, 2007	**419,524**	**111,564**	**81,591**	**-**	**636,973**	**(168,259)**	**393,813**	**(309)**

END